December 22, 2025

John C. Griffith
Chief Executive Officer
American Water Works Company, Inc.
1 Water Street
Camden, NJ 08102-1658

        Re: American Water Works Company, Inc.
            Registration Statement on Form S-4
            Filed December 17, 2025
            File No. 333-292182
Dear John C. Griffith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Emily Prezioso Walsh, Esq.